UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

TO

ANNUAL REPORT

of

HYDRO-QUÉBEC

QUÉBEC, CANADA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2007

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

MR. ROBERT KEATING

Delegate General

Québec Government House

One Rockefeller Plaza

26th Floor

New York, NY 10020-2102

Copies to:

MR. ROBERT E. BUCKHOLZ, JR.	MR. DANIEL GARANT
Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498	Chief Financial Officer Hydro-Québec 75 René-Lévesque Boulevard West 5th Floor Montréal, Québec, Canada H2Z 1A4

*	The Registrant is filing this annual report on a voluntary basis

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2007 (“Annual Report”) as follows:

1.	The following additional exhibit is hereby added to the Annual Report:

Exhibit (4):    Quarterly Report for the second quarter ended June 30, 2008

The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC

By:	/s/ JEAN-HUGUES LAFLEUR
Authorized Officer
Name:	Jean-Hugues Lafleur
Title:	Corporate Treasurer

Date: August 15, 2008